

Credit Rating Agency

Code of Conduct

November 2017[1]

This manual is the exclusive property of HR Ratings.

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[1] The modifications and/or additions to this Code of Conduct, in terms of the March 2017 version, will take effect

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Perito Traductor
Sa. Elena Cruces B.



Credit Rating Agency

CONTENTS





**Credit
Rating
Agency**





**Credit
Rating
Agency**

I. Purpose

This manual sets the minimum standards of conduct and professional practice for all employees, management, shareholders and board members of HR Ratings de México, S.A. de C.V. and its affiliates, subsidiaries, representation offices, or branches established in any country ("HR Ratings" or the "Agency"), to ensure that all such persons comply with the highest ethical standards of justice, honesty, integrity and objectivity in both their relationships with the Agency's clients and vendors and within the Agency itself.

This Code of Conduct is based on the "Fundamental Principles of Conduct for Ratings Agencies" published by the International Organization of Securities Commissions (IOSCO), containing international principles to ensure the transparency and reliability of the rating process, and also the guidelines set by the Mexican Banking and Securities Commission (CNBV) in the "Provisions applicable to securities rating agencies" (the Provisions) and other provisions applicable in the countries where HR Ratings operates.

It is the responsibility of Agency employees, management, board members and shareholders to read this Code of Conduct carefully so as to fully understand its content. To ensure this, the Agency will hold an electronically signed copy of this Code of Conduct for each of the persons previously mentioned, who will electronically endorse same every six months or when any change is made to this document.

Any violation of the guidelines contained in this Code will be evaluated to determine the gravity and corresponding sanctions, which range from verbal or written warnings to dismissal.

HR Ratings will not, under any circumstance, waive the application of any of the provisions and policies contained in this Code of Conduct.



Perito Traductor
M. Elena Cruces R.



Credit Rating Agency

II. General principles

- HR Ratings maintains as a fundamental principle that its activities will be conducted in strict adherence of the law and other applicable regulations, according to healthy market practices and is held to the highest standards of justice, honesty, integrity and objectivity.

  The operation of HR Ratings is governed by this "Code of Conduct", the " Opererations Manual" the "Internal Control Manual", the "General Operations Plan", the "Human Resources and Material Resources Manual", the "Administrative Protocol" and the "Technological Infrastructure Protocol" (jointly, the "company rules"), and also by the Agency's rating methodologies and the regulations applicable to securities rating agencies.

  The Agency's company rules are prepared by the Agency's Regulations Committee and approved by the Board of Directors.

- HR Ratings posts this Code of Conduct for the public on its website free of charge, updating this Code as approved by the Agency's Board of Directors. HR Ratings will publish any changes to this Code of Conduct by this same means.

- The Compliance Department will be responsible for overseeing compliance with the company rules and other regulations applicable to HR Ratings, in its capacity as a securities rating agency, by the Agency, its shareholders, board members, management and other employees.

- The Compliance Department will conduct, at least once a year, reviews of HR Ratings operative employees to verify their knowledge of the company rules and the regulations applicable to HR Ratings as a rating agency.

- Operative employees do not include drivers, messengers, receptionists or cleaning and maintenance personnel.





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Rating
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- The Chief Compliance Officer will determine the sanctions to be levied on those employees, management, shareholders, or board members found to be in violation of the company rules and other regulations applicable to HR Ratings.

  The sanctions for serious violations of the company rules will be imposed by the Chief Compliance Officer, jointly with the Chief Risk Officer, on hearing the opinion of the independent Board Members.

III. Quality in the provision of rating services

HR Ratings will take the following actions to ensure the quality of the service provided to the client before and during the rating process is in accordance with healthy market practices and uses. The term "client" to refer to any entity, issuer or third party that requests or is subject to rating.

The company policies outlined in **Appendix A** of the HR Ratings Operations Manual will be followed when the rating has been requested by a third party other than the entity or issuer to be rated. All ratings assigned by HR Ratings de Mexico will have a contract or agreement as the provisions of the law.

HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment or sign any service contract, engagement letter or legal instrument. Where applicable, an NDA will be signed with the entity rated. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will surveillance unsolicited ratings while they are in force, and HR may withdraw them at any moment.

- Prior to the provision of the service, HR Ratings will provide, through the Business Development Department, this Code of Conduct to the client with the indication that both this document and the Agency's methodologies and rating scales are available for consultation on the HR Ratings website.



Por Rage Producion
Lic. Elena Cruces B.



Credit Rating Agency

In addition, the same Department will provide the client or the person that requested the rating with the rates or fees the Agency charges for its services.

- HR Ratings will provide the client with a detailed explanation of the methodologies that will be applied during the rating process in question and will receive any questions or comments the client may have in this regard, at any time during the rating process, through the Chief Credit Officer, the Chief Operating Officer, or the head of the department corresponding.

- HR Ratings, through the Chief Compliance Officer, will respond in detail, on request from the client, to any concern the client may have regarding the application or interpretation of this Code of Conduct.

- HR Ratings will inform the client, through the service contract, the manner and frequency the client will be expected to deliver the information necessary for the Agency to perform the corresponding analysis and assign a rating.

- HR Ratings will perform the analysis for the assignment of a rating based on the information provided by the client, and also on available public information, in strict adherence of the methodologies and models reviewed and approved by the Agency's Methodology Committee, approved by the Board of Directors, and the rating procedure provided in the Agency's Operations Manual.

In the event the corresponding analysis should deviate in any manner from the rating methodologies, such a situation will be expressed in a technical note explaining the reasons for said deviation, which will be presented to the Agency's Credit Analysis Committee. This note will be added to the client's file.

When the business involves clients or operations that are significantly different from those usually rated by HR Ratings, or in the case of exotic or special entities, offerings, or instruments, the Chief Operating Officer will analyze, together with the Chief Credit Officer and the Chief Risk Officer, the feasibility of the Agency being able to perform the corresponding analysis. To this effect, it must be determined the



Elena Cruces



Credit Rating Agency

Agency has sufficient capacity, access to the information necessary and sufficient resources to carry out this type of rating.

If this is not feasible, the rating process will be suspended and the client informed of the situation.

HR Ratings will not consider ratings given by other ratings agencies for the underlying assets, when said rating fails to meet the minimum requirements to be used according to the Agency's methodology applicable.

HR Ratings will ensure the structure and voting process of the Credit Analysis Committee adhere to the policies and guidelines approved by the Board of Directors to this effect, as contained in the Agency's Operations Manual.

HR Ratings will perform, through its independent board members or the person designated by same, statistical analyses so as to evaluate the effectiveness of the methodologies and processes used for the study, analysis, opinion, evaluation and report on the credit quality, and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed.

These analyses will be performed at least annually according to the following:

Information will be gathered from the Agency's electronic system for the control and monitoring of the Agency's affairs regarding the provision of the ratings services.

Transition matrices are prepared based on the information gathered from this system; these being tools to evaluate the accuracy and stability of the ratings the Agency assigns. These matrices reflect the degree of correctness of the ratings given in the short, medium and long term. A quality expected by HR Ratings for the ratings assigned is that these be stable over time and, therefore, have a low probability of experiencing significant change in the short term. Therefore, the transition matrices constitute effective tools for verifying the quality and effectiveness of the rating methodologies the Agency uses to assign ratings and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed. In addition, the transition matrices constitute a



Code of Conduct

Perito Traductor
Lic. Elena Cruces B.



**Credit
Rating
Agency**

tool to verify that the relative degree of risk assigned to the Agency's ratings is unified for the different types of assets.

The transition matrices are prepared according to the terms provided in **Appendix 1** to this Code of Conduct and in accordance with the special requirements outlined in the regulations for the country where HR Ratings is authorized, recognized, or certified to operate as a rating agency.

The transition matrices are published annually through the Agency's website for consultation by the market and are made available to any person that presents written request to HR Ratings to this effect.

- HR Ratings will review its rating methodologies and models at least once a year or when the occurrence of any of the following circumstances necessitates these methodologies and models be adjusted:

  - As a result of the statistical analyses prepared by the independent board members, or the person to whom this task is delegated, with regards to the rating methodologies.

  - When there is any amendment of the regulations applicable to securities rating agencies, or to the regulations to which the issuers, entities, or operations rated by the Agency are subject, so as to affect the Agency's rating methodologies or models.

  - On the occurrence of any significant change to the country's economy that could affect the future performance of any issuer, entity, or operation.

  - When in practice, the aptness of the processes and terms established in any rating methodology or model needs to be clarified.

  - When as a result of relevant comments received from market participants regarding the Agency's current methodologies, through the HR Ratings website or by any other means of communication.



Lic. Elena Cruces B.



**Credit
Rating
Agency**

The rating methodologies and models will be reviewed at a meeting of the HR Ratings Methodology Committee. The Committee will evaluate the factors that could result in a modification and, accordingly, will propose the relevant modifications, which will be documented in the corresponding minutes.

The methodologies and models for rating asset-backed securities will be reviewed at least once a year to ensure these remain pertinent given any relevant changes in the risks associated with these assets.

Once the Methodology Committee has issued its favorable opinion on any modification or addition to the rating methodologies and models, said Committee will proceed to analyze whether the ratings assigned under the previous methodology and model should be reviewed, if the methodology receives final approval; documenting said analysis in the minutes corresponding.

The modifications or additions agreed to by the Methodology Committee will be submitted for the consideration and approval of the Board of Directors, taking into account the procedure contained in section IV.2.2 *"Methodology Committee"* of the HR Ratings General Operations Plan. The documents and information used to approve the methodologies and models will be readily identifiable with indications of the date, the name of the model or methodology, document substituted, when such is the case, and any other information considered relevant to note.

- Once the modifications or additions to a methodology have been published, the Agency will use the new methodology for subsequent rating actions and, accordingly, will inform the public of the potential effects on the ratings that could be impacted by the new methodology, once the 6-month review process has been completed.

   Accordingly, HR Ratings will issue a new rating for the instruments in question, within 6 months from when the new methodology model takes effect.

- HR Ratings will refrain from engaging in the following practices:





Credit Rating Agency

- Conditioning the assignment of a rating or its modification on the client or persons that are members of the same business group, purchasing or contracting any other product or service offered by HR Ratings including pre-credit rating assessment products.

- Assigning, offering, or threatening to assign a rating applying criteria other than those established in the Agency's Operations Manual and its rating methodologies, based on whether the client, or any of its affiliates, acquires the rating or any other product or service offered by HR Ratings.

- Modifying, offering, or threatening to modify a rating applying criteria other than those established in the Agency's Operations Manual and its rating methodologies for the modification of its ratings, based on whether the client, or any of its affiliates, acquires the rating or any other product or service offered by HR Ratings.

- Assigning, or threatening to assign, a lower rating; lowering or threatening to lower an existing rating; refusing to assign a rating; withdrawing or threatening to withdraw a rating, in the case of an asset-backed offering or instrument, unless the client accepts the condition that a portion or all of the underlying assets are rated by HR Ratings, for an anticompetitive purpose.

- HR Ratings will clearly indicate on all documents made public, such as analysis reports, press releases and rating letters, that the ratings are opinions issued on the behalf of the Agency and not those of the Agency's management or technical personnel; that they are not recommendations to buy, sell, or hold any instrument, or to invest or conduct any type of business; that they may be subject to adjustment at any time, and they are based solely on the characteristics of the entity, offering and/or operation, independent of any business activity between the ratings agency and the entity or company.

- HR Ratings will monitor the ratings it gives monthly, quarterly, or semiannually, depending on the type of entity, issuer, operation, or instrument and will also perform an annual review, as provided for in the Agency's Operations Manual and per the terms agreed to in the service contract entered into with the client, with the exception of those cases where, on releasing the rating, is clearly indicated that the Agency will not make any subsequent adjustments.





Credit Rating Agency

Ratings will be reviewed in strict adherence of the rating methodologies and models, and also the procedure established in the Agency's Operations Manual.

- HR Ratings will maintain open communication with market participants, through the person or persons designated by the Board of Directors to this effect, to receive and respond to questions, suggestions, or complaints that may be raised by the Board of Directors to improve the design and aptness of HR Ratings' policies.

- Both the Agency, and its employees, management, shareholders and board members will refrain from explicitly or implicitly assuring or guaranteeing a specific rating prior to the corresponding evaluation by the Credit Analysis Committee and the official release of the rating.

- HR Ratings will definitively suspend the rating process:

  o When the complexity of an asset-backed security or a lack of historic information for the underlying assets would affect the credibility of the resulting rating.

  o When the client fails to provide the information requested by the Agency as instructed.

- HR Ratings will structure its analysis team so as to ensure the continuity of each team member in their respective functions, avoiding inconsistencies in the rating process.

- HR Ratings will maintain guidelines and policies for the rotation of the committee members or the analysts responsible for the rating procedures, and also for the gradual introduction of successors to these committees or technical personnel for the same client, and will establish maximum periods of service in each area of responsibility. These guidelines will be approved by the Agency's Board of Directors.

IV. Claims and Complaints

- Persons who have signed a service contract with HR Ratings, users of the ratings the Agency assigns, HR Ratings personnel and the general public may file claims or complaints regarding:




- The ratings assigned by the Agency and the performance of the technical personnel responsible for preparing and monitoring the credit quality reports, including adherence to the rating methodologies, during the rating process, which includes the start, determination, maintenance, surveillance, adjustment, or withdrawal of the rating.

- The Agency's rating methodologies and models.

- Failure by HR Ratings or any HR Ratings employee, to comply with the regulations applicable to rating agencies in Mexico, the United States, or in any other country or zone where HR Ratings is registered, authorized or certified to operate as a rating agency.

- Failure by HR Ratings or any HR Ratings employee to comply with the Agency's policies and procedures.

- Claims or complaints may be presented through the "Contact Us" section / "Subject: Complaints" on the HR Ratings website, www.hrratings.com, indicating the name of the complainant, their email address, the company they represent and the subject of the complaint.

  - In addition, complaints may be presented anonymously, through the section "Contact Us", in the space "Anonymous Complaints", providing only the details of the complaint.

  - Complaints may also be presented in writing directed to the HR Ratings Chief Compliance Officer, with copy to the Chief Operating Officer, the Chief Credit Officer and the Chief Risk Officer, at the following address: Av. Prolongación Paseo de la Reforma # 1015 Torre A Piso 3, Col. Santa Fe, C.P. 01210, Ciudad de México, or by phone with the Chief Compliance Officer at (+52) 55 15 00 31 30.

  - HR Ratings employees who by any means, verbal or written, receive any complaint from a third party, will remit said complaint to the Compliance Department by email to: compliance@hrratings.com, with copy to the Chief Credit Officer, the Chief Risk Officer and the Chief Operating Officer.

  - In addition, HR Ratings employees will notify the Chief Compliance Officer by email, with copy to the Chief Credit Officer, the Chief Risk Officer and the Chief Operating Officer, when they




learn of any complaint against the Agency or its employees received by a third party or mentioned in any newspaper, newscast, or any other mass media.

- HR Ratings employees will seek the clarification of the Compliance Department in the event they have any question as to whether a communication received from a client or media constitutes a complaint, as discussed in this section. The Compliance Department will take into account the opinion of Risk and Operations as appropriate.

- The Agency will have a system for the control and follow-up of complaints, which will be analyzed and resolved by the Chief Compliance Officer, the Chief Credit Officer, the Chief Operating Officer and the Chief Risk Officer.

- HR Ratings will respond to complaints within 30 business days of being received, provided the complainant has provided their contact details. This without prejudice of the measures implemented internally to prevent similar complaints in the future.

- HR Ratings will analyze anonymous complaints, where contact details have not been provided, and will, where applicable, take the internal measures considered necessary.

- All complaints will be documented in a follow-up log on the Agency's internal electronic system, together with the attention given, both externally and internally, to each.

- Complaints will be handled <u>according to the flow chart contained in **Appendix 2** to this Code of Conduct</u>.

V. Prevention of the misuse of material non-public or confidential information

V.1   Material non-public or confidential information

Material non-public or confidential information will be understood as all information received by HR Ratings from a client or member of the same business group, or from their accountants, attorneys,



Texto Traductor
Ms. Elena Cruces Ei



or other agents, that is visibly classified by the sender as material non-public or confidential, or regarding which the client has requested HR Ratings, in writing, hold confidential.

Material non-public or confidential information does not include that which has been made public through any action not imputable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, material non-public or confidential information will also not include information for which the client has given authorization for its revelation, or that which may be required by any authority.

The handling of and treatment given to material non-public or confidential information will be subject to that provided in this Code of Conduct, the Internal Control Manual and the non-disclosure agreements entered into between HR Ratings and its clients, HR Ratings and its employees, and HR Ratings and its vendors who may have access to this type of information.

The Chief Compliance Officer will be responsible for overseeing compliance with HR Ratings' policies on the prevention of the misuse of material non-public or confidential information by the Agency's employees, management and board members, for which compliance audits may be performed per the terms laid out in the Internal Control Manual.

V.2 Measures to protect material non-public or confidential information

HR Ratings has established the following policies and mechanisms to ensure material non-public or confidential information provided by its clients is used solely and exclusively for the tasks of the Agency as a rating agency and to prevent the misuse of material non-public or confidential material.

V.2.1 Receiving information

HR Ratings may receive material non-public or confidential information by hand, through any Agency employee authorized to intervene in the matter or who has been designated to this effect, according to that established in the Internal Control and Operations Manuals,




provided said information is delivered in a sealed folder marked confidential and with the name of the person to whom the information is directed.

In addition, the Agency will receive confidential information by email marked confidential and directed to any of the persons previously mentioned.

V.2.2   Protection of files and material non-public or confidential information

- All Agency employees and management who handle information provided by clients are obliged to adhere to the policies and guidelines for the handling, protection, access and safeguarding of client information and files, as contained in the HR Ratings Internal Control Manual.

- All HR Ratings employees and management will clear their desks of material non-public or confidential information at the end of the workday and whenever they are away from their desk.

- Agency employees are strictly prohibited from removing client papers or physical files or electronic files, containing material non-public or confidential information, from the Agency's offices.

- In addition, HR Ratings employees are strictly prohibited from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use is information provided by the client or working documents containing material non-public or confidential information.

V.2.3   Access to offices

As an additional measure of protection for client files and material non-public or confidential information, access to HR Ratings' offices will be restricted by electronic cards, therefore





Credit Rating Agency

clients will be received in meeting rooms located in spaces that are physically separated from the Agency's operation.

VI. Transparency and revelation of information

VI.1 Transparency

- HR Ratings will take the following measures to guarantee th transparency of its activities:

  o Inform its clients, prior to the signing of the service contract, through the Business Development Department, of the current rates or fees for the provision of the rating service. In addition, HR Ratings will inform clients, through this same department, of adjustments made to the annual maintenance fees, prior to the payment date for the annual renewal.

  o Prior to releasing a rating or modification, whenever feasible, HR Ratings will provide all critical information to the client, and also the principle factors that were taken into account to assign a certain rating. Also, HR Ratings will consider any clarification made by the client that would result in a more accurate rating, in accordance with the procedure established in the Agency's Operations Manual.

  In the event HR Ratings fails to deliver to the client the analysis report, press release, or rating letter prior to the release of a rating, HR Ratings will do so immediately following the release giving the reasons for the delay.

  To the above effect, HR Ratings may publish a rating or its modification without previously informing the client, when there is a relevant event that would directly affect the rating and which must be immediately reported to the market investors, due to the possible risks that investors could face.

  o Incorporate into the press release, through which the rating is published, the items indicated in the Agency's Operations Manual, and those mentioned in the Provisions and





Credit
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in local legislation applicable to HR Ratings, making an effort to use clear and easily understood language.

o On releasing a rating, HR Ratings will not disclose any client non-public or confidential information, when the client has so requested.

o Ratings that are not required for securities offerings may be kept private until such time as the client requests their release.

The obligation to release initial ratings for possible securities offerings applies only in the countries where this is required by law.

- HR Ratings employees, management and board members will refrain from revealing any information related to initial ratings, amended ratings, suspensions, cancellations, and in general, any opinion related to the entity, issuer and/or operation in question until such time as the rating is approved by the Credit Analysis Committee and has been released via the corresponding means.

- The inappropriate dissemination within and outside HR Ratings of a pending rating action before issuing the credit rating on the Internet or through another readily accessible means is strictly prohibited.

- HR Ratings will publish the following information on its website free of charge and non-selectively:

o Press releases for the ratings assigned, modifications, or the withdrawal of a rating, and also the decision to suspend the surveillance of a rating, giving the reasons for such action. The foregoing with the exception of private ratings, which will be provided only to the client.





**Credit
Rating
Agency**

In addition, HR Ratings will issue a press release on the decision of a client to rescind their service contract, when it is known that such rescission has resulted from a modification to downgrade their rating, the business day following the rescission.

Press releases will be available on the Agency's website for at least 12 months following their publication.

o The historic information on the rates for default for each of the rating categories, and also the transition matrices across the ratings given.

o The methodologies used for the rating of the entities, issuers and/or offerings, and any material change to these documents, and also the rating process.

o The reason or justification for any modification of the rating methodologies and processes and the probability the modifications could result in changes to any current rating.

o Notice of the existence of any significant error identified in any procedure or methodology that could result in any change to any current rating.

o Comments received from the market, in general, through the HR Ratings website, regarding new methodologies or modifications of methodologies, and also those received related to a current methodology.

The Agency will maintain public the comments received regarding the draft for a new methodology or modification of a methodology for a minimum of 10 calendar days, from the date the corresponding draft is published.

The comments received regarding a current methodology will be maintained on the Agency's website until such time as the methodology in question is modified and the draft is published to receive new comments from the market.





such personnel will refrain from participating in said analysis process or they will disinvest from the securities involved.

- When any of the three people authorized to resolve potential conflicts of interest - the Compliance Officer, Risk Officer and the Agency's CEO - present any potential conflict of interest themselves, such situation will be assessed by the other two persons and they will take the necessary measures.

- The Agency will refrain from entering into the service contract for rating services with any entity, issuer and/or operation when any Agency board member, or management involved in the rating process holds a conflict of interest with the entity, issuer and/or operation, or the proper measures are taken to eliminate the conflict of interest.

  In addition, the Agency will refrain from entering into service contracts for rating services with entities or issuers that directly or indirectly hold interest in the equity of HR Ratings, unless such interest represents less than 5 percent of the ratings agency's equity.

- The Chief Compliance Officer, with the support of the Chief Operating Officer and the Chief Risk Officer, will ensure all HR Ratings employees and board members adhere to the policies laid out in this Code of Conduct regarding the identification, handling and disclosure of conflicts of interest.

<u>Potential conflicts of interest will be handled according to the flow chart contained in **Appendix 10** to this Code of Conduct.</u>

Any relevant modification of the policies on the identification and handling of conflicts of interest, contained in this section, must be reported to the U.S. Securities and Exchange Commission via Exhibits 6 and 7 of the NRSRO form, upon taking effect.





**Credit
Rating
Agency**

VIII. Technical quality and upstanding character

- The employees and management personnel involved in the rating process for entities, issuers and/or operations will have experience and expertise in financial matters and credit analysis.

  The Senior Analyst on the rating process for an entity, issuer, or transaction must have at least three years of experience in credit analysis.

  HR Ratings will conduct, through the Chief Risk Officer, at least once a year, assessments to determine the knowledge of all analysts and all analysis directors in terms of the procedures and rating methodologies of the Agency they use to determine ratings, in the classes or sub-classes of credit ratings in which each analyst participates.

- Employees and management participating in rating processes will also accredit their upstanding character to be able to perform their duties with honesty and integrity, as per the terms of the sworn statement contained in **Appendix 11** hereto, which must be delivered to the Compliance Officer and confirmed every six months.

  Persons who have been convicted of a felony or any property offense punishable by prison will not be permitted to participate in the rating process.

IX. Outside activities

- It is strictly prohibited to engage in any activity outside the Agency that could interfere with or create conflict with the interests of the Agency.

- All new Agency personnel will present, on their start date and using the form contained in Appendix 12 to this Code of Conduct, a statement of all positions they hold with any company or entity.





Credit Rating Agency

The above notwithstanding, all Agency employees, management and board members must sign **Appendix 12** every six months.

- Agency employees and management will obtain the approval of the Compliance Officer, using the form contained in **Appendix 13** to this Code of Conduct, to:

  - Work as management, employee, board member, or business consultant outside the Agency.

  - Commit to outside activities that could have an impact on the Agency, including:

    - Receiving compensation to serve as administrator, custodian, guarantor, or executor for any person that is not a direct relative of the employee.

    - Acting as representative for any social, political, religious, or business organization.

    - Taking a position as a professor, academic, or researcher.

- Independent board members are required to notify the Compliance Officer of any new employment or position within 10 business days of receiving this employment or position.

  Independent board members will be disqualified from participating in any discussion that could represent a conflict of interest with the ratings the Agency issues.

X. Conduct

- All HR Ratings employees, management, shareholders and board members are responsible for being familiar and complying with the Agency's company rules, and also with the laws, bulletins and other provisions that govern securities rating agencies, receiving different types of sanctions in the event of their violation.

- The persons mentioned in the previous paragraph will refrain from any action, either in or outside the Agency, that could damage its reputation or that of clients, companies, political parties, or any type of public or private organization.





X.1 Professional conduct

- The Agency will not tolerate any illegal, indecent, or violent act or conduct by any HR Ratings employee, management, shareholder, or board member, or any such act or conduct that would go against the Agency's ethical and professional standards, so as to negatively impact the work environment or damage the Agency's reputation or image.

- Expressed opinions that could damage the reputation of third parties, such as companies, political parties, or any type of public or private organization are also not permitted.

That stated in the two previous paragraphs includes any act or statement, verbal or written, made in public, in the media, on social networks, or at public or private events.

X.2 Respect

- The Agency will not tolerate any of the following conduct between colleagues:

  o Any act of discrimination based on race, color, religion, gender, age, nationality, social status, disability, marital status, or sexual preference.

  o Offensive verbal, physical, or visual behavior so as to create an intimidating, offensive, or hostile environment in the workplace.

  o The harassment of one employee by another, regardless of their gender or hierarchy, which includes, but is not limited to: unsolicited sexual advances, solicitations of sexual favors or any activity, physical, verbal, or visual, of a sexual nature that would interfere with the individual performing their duties or would alter the environment within the Agency. Employees affected by any of the conduct mentioned previously may report these to the Human Resources and Material Resources Director, who, together with the Agency's CEO, will evaluate the situation and levy the sanctions deemed applicable, depending on the seriousness of the conduct.



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Complaints involving harassment will be investigated as soon as possible with the utmost discretion. In the event the employee affected doesn't feel comfortable discussing the situation with the Human Resources and Material Resources Director, they may present their complaint directly to the Agency CEO.

- In addition, the Agency will respect the intellectual property rights and image of its clients, competitors, or any public figure or third party, strictly prohibiting HR Ratings employees, management and board members from:

  o Making defamatory, degrading, or slanderous statements regarding such persons.

  o The intellectual plagiarism of information, ideas and documents of such persons.

Agency management personnel will oversee compliance with that stated in this point and in the event any activity is detected in violation of these guidelines, such activity will be reported immediately to the Compliance Officer, who will determine the sanctions to be levied on the person found to be responsible, taking into consideration the impact on the continuity of the operations of HR Ratings. To this effect, the Compliance Officer will hear the opinion of the Risk Officer before imposing the sanction.

X.3   Use of illegal substances

The Agency is committed to providing a healthy work environment, free of anything that would put the quality of the products and services the Agency offers at risk. To this effect, HR Ratings employees and management are prohibited from:

- Using, selling, buying, distributing or possessing illegal substances at the Agency's offices.

Any deterioration in an employee's performance or incident caused due to the use of alcohol or illegal substances must be reported immediately to the Human Resources and Material Resources Director, with copy to the Agency CEO, who jointly will determine the disciplinary measures to be taken.



Traductor
Elena Cruces B.



**Credit
Rating
Agency**

Performance problems caused by the use of alcohol or illegal substances will be treated like any other problem related to employee performance in the workplace and may give cause for dismissal.

Employees that show indications of having problems with drug addiction or alcoholism will be encouraged to seek professional help, ensuring this does not interfere with their work performance.

- Smoking in the workplace, which includes cigars, pipes and other tobacco products.

  Board members, outside advisors, consultants and visitors are also prohibited from smoking at the Agency's offices.

X.4 Use of email, the internet, telephone and other electronic means of communication

- The telephone networks, computers, Internet and email are considered Agency assets and must be used by HR Ratings personnel for their assigned tasks. All telephone communications, and also any information transmitted, received or stored on communication media is and will, at all times, be the property of the Agency. The personal use of the communication systems must be occasional and not interfere with the responsibilities of the employee or compromise the security of the Agency.

- The Human Resources and Material Resources Department and/or the Compliance Department may randomly monitor the use of communication media by any employee to ensure these systems are being used solely for business purposes.

- HR Ratings employees are strictly prohibited from:

  o Sending or saving any message that is abusive, insulting, obscene, inappropriate or unprofessional, such as:

    □ Messages that may be considered discriminatory based on gender, color, religion, age, nationality, disability, marital status, or sexual preference.



Code of Conduct

Perito Traductor

Page 24 / 51 Diana Cruces B.



Credit Rating Agency

- ❑ Messages that may be considered defamatory against any particular person.
- ❑ Messages that offend any person or would cause moral damages.
- ❑ Messages that would cause physical damage to the work tools.
- ❑ Messages that focus on political or religious proselytizing, self-promotion or third-party promotion.
- ❑ Messages that could damage the image or reputation of HR Ratings or any HR Ratings client.

- ○ Posting any type of communication on social media mentioning HR Ratings activities is also strictly prohibited.

  Only Operations Department personnel may use Twitter, or any other social media the Agency authorizes, to announce rating actions by HR Ratings and other information of interest to the market.

  Revealing any information related to the rating process for an entity, issuer or operation is prohibited until the rating has been released to the public, through the media indicated in the HR Ratings Operations Manual.

  Compliance Department personnel may have access to the social media on which the Agency posts news, to verify there has been no violation of the social media policy.

- ○ Listening to music or watching videos online.

The Agency will maintain the technological controls necessary to ensure the correct employee usage of the internet and other means of communication. This includes blocking personal email and/or internet sites that could present a risk to the Agency's technological infrastructure or which could lead to an information leak.

These controls do not affect the sanctions that may be applied on the violation of the policies contained in this section.

X.5   Use of Social Media



Perito Traductor
Dr. Elena Cruces B.



Credit Rating Agency

All HR Ratings personnel are required to comply with the company Decalogue on using Social Media, which is under ethical basis.

XI. Material violations of the law

In the event any employee of HR Ratings, or any of its affiliates, subsidiaries, or branch offices established in any country, receives notice from a third party regarding an alleged material violation of the law by any entity or issuer rated by HR Ratings, such situation will be reported to the Compliance Officer at the following address:

> HR Ratings de México, S.A. de C.V.
> Av. Prolongación Paseo de la Reforma # 1015 Torre A Piso 3,
> Col. Santa Fe, Del. Álvaro Obregón, C.P. 01210, Ciudad de México.
>
> Phone: (55) 15 00 07 61
> compliance@hrratings.com

These types of notices may be presented confidentially or anonymously and, accordingly, will be investigated according to the regulations applicable to securities rating agencies in the country in question. HR Ratings will not be obliged to verify the certainty of the information provided by the third party regarding the alleged violation of the law. Notices that, at the discretion of HR Ratings, may constitute a material violation of the law by an issuer rated by the rating agency will be reported to the authority, as required by local legislation applicable to HR Ratings.

To continue, in the event the Chief Compliance Officer, in the course of their duties, detects any fault or serious violation of the HR Ratings guidelines, policies and/or control mechanisms that in their opinion could constitute a violation of the Securities Market Law, the Chief Compliance Officer will report such situation to the Mexican Banking and Securities Commission within two business days.

XII. Applicable sanctions

- Any violation of this Code of Conduct, the Operations Manual, Internal Control Manual, General Operations Plan, Human Resources and Material Resources Manual, the Administrative Protocol



Perito Traductor
Diana Cruces



Credit Rating Agency

and/or the Technological Infrastructure Protocol may lead to administrative, civil, labor and/or criminal action being taken.

- All HR Ratings employees, management, or board members will report any illicit or unethical conduct, situation or activity to the Compliance Officer, verbally or in writing, using the form contained in **Appendix 14** to this Code of Conduct, or any such conduct or activity that would violate the principles expressed in the Agency's company rules, on learning of such conduct or activity. In the event the person considers it appropriate, they may report the conduct or activity to the Agency's Chief Executive Officer.

  In addition, the report mentioned in the previous paragraph may be presented anonymously through the "Anonymous Complaints" section under the "Contact Us" section on the HR Ratings website.

- The Chief Compliance Officer may set the sanctions or measures to be taken on any violation or breach of the Agency's company rules committed by employees, management, board members, or shareholders, *following the procedure below:*

  1. When as a result of their duties of oversight or on receiving notice from any Agency employee or management, the Chief Compliance Officer learns of any violation of the regulations applicable by any HR Ratings employee, management, shareholder, or board member, or any situation that could create a conflict of interest, the Chief Compliance Officer will record the conduct or situation in a follow-up log, noting the date on which they learned of the act or situation.

  2. The Chief Compliance Officer will request the presence of the person involved in the conduct or situation and will give them the opportunity to make a verbal statement in their defense, which will be recorded in the follow-up log.

  3. The Chief Compliance Officer will inform the employee, management, or board member in question of the sanction or measure determined, which may consist of:

     a) Verbal reprimand





b) Written reprimand

c) Suspension of 3 to 10 days without pay

d) Dismissal

e) Any measure to resolve a potential conflict of interest

In the case of the sanctions mentioned in points c) and d), the Chief Compliance Officer will request the Human Resources and Material Resources Department, in writing, apply these sanctions.

The Chief Compliance Officer, together with the Agency's CEO and the Chief Risk Officer, will determine the measures to resolve possible conflicts of interest.

4. The sanctions will be applied taking into consideration the *"Criteria for determining the severity of faults or violations of the Agency's company rules"* approved by the HR Ratings Board of Directors, appended hereto as **Appendix 15**.

The above notwithstanding, the sanction may be reduced if the offender recognizes the commission of the violation and makes amends.

5. The sanctions or measures imposed will be recorded in the follow-up log, along with any information that may have been taken into account for the determination of the sanction; for example the recurrence of a certain conduct by the employee, management, or board member, or any situation that could be considered aggravating.

6. The Chief Compliance Officer will ensure the offender fully understands the rule violated and the seriousness their conduct represents for the Agency, in order to avoid future recurrences.

• The Chief Compliance Officer, together with the Chief Risk Officer, will impose the sanctions for serious violations of the Agency's company rules, on hearing the opinion of the independent members of the Board of Directors.





Credit Rating Agency

In this case, the alleged offender may challenge the sanction imposed before the independent members of the Board of Directors within 10 business days of receiving notice of the sanction.

- To prevent employees who report violations of the Agency's company rules from being pressured or receiving reprisals of any nature, HR Ratings will hold the name of the person that filed the report in the strictest confidence, until such time as the solution or sanction corresponding has been decided and the offender notified.

The Chief Compliance Officer will conduct ongoing reviews, without prior notice, to verify that HR Ratings management and employees are in compliance with the Code of Conduct, Operations Manual, Internal Control Manual and the General Operations Plan.





Credit Rating Agency

XIII. APPENDICES

Appendix 1

Transition Matrices

The procedure employed to build the Agency's Transition Matrix incorporates as its analytical universe all the ratings assigned for each of the asset areas covered by HR Ratings; these are stored on our internal electronic system, used for the control and surveillance of the Agency's affairs.

The electronic system also provides the information necessary to build transition matrices for each asset and sub-asset category, and if necessary, by type of offering or sub-offering.

HR Ratings' analytical universe incorporates all the ratings issued from our first rating action to the most recent complete calendar month. The Agency also has the information necessary to build transition matrices for any period of time within its analytical universe.

Building Procedure

Our transition matrices are prepared considering the count of ratings assigned during a specific analysis period, for each rating level. A rating level incorporates the relative position within a rating letter grade (example: HR AA+, HR AA and HR AA-).

Each rating level, including their relative positions, is evaluated, in percentages in terms, on the basis of the evolution of each rating over the time horizon that has been determined.

The transition matrices allow us to determine the number and percentage of ratings issued by the Agency, including those with relative positions, that have been moved either up or down In addition, the transition matrices allow us to measure the accuracy and stability of our ratings.



Traductor
. Elena Cruces .

HR Ratings® | Credit Rating Agency

Appendix 2

Complaints Procedure

Inputs	Activities	Products

Complaints received from:

1. Persons who have signed a service contract with HR Ratings.
2. Users of the ratings assigned by the Agency.
3. HR Ratings employees.
4. HR Ratings employees for a third party.
5. Mentioned in any newspaper, newscast or any other mass media.
6. The general public.

Verbal, written, by email, or via the "Contact Us" section on the HR Ratings website.

The Compliance Department analyzes the complaint together with the Chief Credit Officer, the Chief Operating Officer, and the Chief Risk Officer.

↓

The Compliance Department takes the necessary measures to answer the complaint.

↓

Is the complaint anonymous?

— Yes → Recorded in the complaints follow-up log on Excel together with the response to the complaint.

— No ↓

The Compliance Department will respond to the complainant within 30 business days of receiving the complaint, via the same means of communication.

→
- Written response to the complainant.
- Email response to the complainant.





Credit Rating Agency

Appendix 3

Report of Securities Transactions

_____ _____, _____

HR Ratings Chief Compliance Officer
Present

In order to comply with the obligation set forth in Section VII.2.3 of the Code of Conduct *"Securities Transactions"*, I report below the Securities Transactions the undersigned operates as of this date and also those my spouse, partner and/or minor aged children operate, involving issuers, or entities rated by HR Ratings:

☐ I hold no securities transactions

☐ I hold the following securities transactions:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction

Securities Transactions held by my spouse, partner and/or minor-aged children



Full name of the issuer or company	Transaction Date	Volume, type, series, or	Total transaction amount and,	Holder of the investment (detail in the case of indirect	Business name of the agent that operated the transaction

Perito Traductor



Credit Rating Agency

		class of Securities or debt instruments with a term of one year or less	accordingly, term and rate	investments)	

I declare to be familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information contained in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

Instructions:
(i)   This form must be presented by all HR Ratings new hires and subsequently every six months.

(ii)   This form must be presented by all employees, management, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 business days of operating the transaction.

(iii)   This form must be presented by the analysis personnel whose spouse, partner or minor aged children have operated a Securities Transaction with any entity or company rated by HR Ratings.

(iv)   This form must be presented by all HR Ratings employees, board members, and management every 6 months, indicating the securities transactions operated.

(v)   Securities Transactions are those operated directly or indirectly involving:
   a.   Securities registered in the National Securities Registry
   b.   Certificates of deposit, commonly known as "American Depositary Receipts" (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments
   c.   Derivative financial instruments, provided their underlying assets are registered Securities.
   d.   Bank securities representing debt on a term equal to or less than one year serviced by a bank.

(vi)   The following investments are not considered Securities Transactions:
   a)   Shares in mutual funds.
   b)   Securities issued by the federal government.
   c)   Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
   d)   Certificates referring to a group or basket of shares or price indexes.

(vii)   Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.

(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control, per the terms of article 2 of the Securities Market Law.

(ix)   Attach a monthly account statement, dated nor more than three months prior, issued by the financial broker indicating the securities transaction.

(x)   If neither you nor your spouse, partner, or minor aged children hold Securities Transactions in entities or issuers rated by HR Ratings, please indicate "I do not have" or "not applicable".





Credit Rating Agency

Appendix 4
Report of Loans, Credits, Goods, Yields and/or Services

_____ ____, _____

HR Ratings Chief Compliance Officer
Present

In order to comply with the obligation to disclose the loans, credits, goods, yields, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest for me, as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained, or in the process of being obtained, on better-than-market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained, or in the process of being obtained, on better-than-market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened



Perito Traductor
Wa. Elena Cruces W.



Credit Rating Agency

Services obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Business conducted with the client	Benefit that would be gained on better-than-market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

(Analyst name, position and signature)

Instructions:
(i) This report must be presented by newly hired analysts.
(ii) This report must also be presented by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained on better-than-market conditions.
(iii) In addition, analysts must complete this form every 6 months, indicating the loans, credits, goods, yields, services, or any other business relationship or dealings conducted on better-than-market conditions.
(iv) If none of the conditions contained in this Appendix apply to you, indicate "Not applicable".





HR Ratings® | **Credit Rating Agency**

Appendix 5

Report of gifts or entertainment offered

_____ ____, _____

HR Ratings Chief Compliance Officer

Present

In compliance with the HR Ratings Code of Conduct, that all HR Ratings employees are required to report offers of gifts, goods, donations, bonuses, or entertainment received from financial agents or clients of HR Ratings, or from any financial authority, political party, or government or government-involved institution, I hereby inform you that I was offered the following goods or entertainment:

Characteristics of the good or entertainment offered, indicating the estimated value	Entity/issuer/authority	What is HR Ratings' relationship with the entity, issuer, authority, or political party?	Date offered	Was the gift accepted?

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

(Employee name, position and signature)

Instructions:
- This report must be submitted to the Compliance Officer immediately.
- The Agency, its employees and board members may only accept or receive from any person with whom HR Ratings has business dealings or any of their employees, goods other than cash and whose value does not exceed US$25 (twenty-five US dollars).
- No one is permitted to receive remunerations, goods, donations, gifts, or gratifications, when these are given with the intention of influencing the decision on any rating, opinion, analysis, study, or assessment in which the Agency is involved.



Mx. Elena Cruces B.

Appendix 6

Post-employment follow-up

Inputs	Activities	Products
The Human Resources & Material Resources Department is notified of the new employment taken by a former employee who had held an analyst or management position at HR ―	The Compliance Department determines whether any of the following three conditions are met: • The former employee was hired by an entity, issuer, underwriter or structuring agent rated by HR Ratings. • The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed. • The former employee was hired by the entity, issuer, underwriter or structuring agent within 5 years after leaving HR Ratings	

| | If these criteria are met, an "Employment Transition Report" is submitted to the SEC via the SEC website. | Employment Transition Report |

On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Risk Department will review the ratings given to said entity during the 12 months prior to the last rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question. This review is to check there had been no conflict of interest.

The look back review will include emails, credit analysis committee minutes related to the entity or issuer, the compilation of the credit analysis file and the rating itself.

Is there a potential conflict of interest?

No → Look Back Review report by the Chief Risk Officer.

Yes

| | The Risk Officer will ask the Operations Department to open a re-rating process within 15 calendar days. If this time cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating has been put on review or surveillance. | Press release, where applicable.

 New rating or confirmation of the rating. |



Texto Traductor
Ma. Elena Cruces B.



Appendix 7

HR Ratings Look Back Review Detailed Flow Followed







HR | **Credit**
Ratings® | **Rating**
| **Agency**

Appendix 8

Disclosure of conflicts of interest

_____ ____, _____

HR Ratings Chief Compliance Officer

Present

In compliance with that established in Chapter VII *"Conflicts of Interest"*, Section VII.3 *"Disclosure of conflicts of interest"* in the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

_____

_____

_____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c.   HR Ratings CEO

HR Ratings Chief Risk Officer

Instructions:
(i)   This form must be presented by any employee with knowledge of any situation, their own or another, that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.
(ii)   In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.



Traductor
Ma. Elena Cruces B.



Credit Rating Agency

Appendix 9

Report of the employment and/or positions held by family members

_____ ___, _____

HR Ratings Chief Compliance Officer

Present

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees and board members of this rating agency to disclose whether their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Rating, I hereby state as follows:

☐   Neither my spouse, nor my partner, nor any blood relative of mine to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐   My (indicate relationship), name, has held the position of_____, since_ ___at the following entity or company rated or in the process of being rated by HR Ratings: _ _____, and performs the following activities: _____.

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee or board member name, position and signature)

Instructions:
  (i)   This form must be presented by new hires and by any employee or board member with a family member that meets the condition indicated in the first paragraph of this form.
  (ii)   In addition, all analysts must complete this form every 6 months, indicating the positions held by their blood relatives to the second degree in any entity or issuer rated by HR Ratings.
  (iii)   The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee or board member.



HR Ratings®

Credit Rating Agency

Appendix 10

Handling of potential conflicts of interest

Inputs	Activities	Products

Inputs:

1. Semiannual reports received on HTRON:
   - Securities Transactions
   - Loans, credits & Services (analysis)
   - Employments and/or positions held by relatives
   - Own positions with issuers, financial

2. Event reports:
   - Securities Transactions
   - Loans, Credits & Services (analysis only)
   - Gifts (analysis)
   - Employments and/or positions held by relatives
   - Positions held in issuers, financial entities & other companies
   - Request for approval to work outside HR Ratings
   - Own and other conflicts of interest

3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.

Activities:

Compliance reviews the reports on HTRON and checks weekly there are no reports pending verification.

Potential conflict reported? — No → Backup of the report on HTRON.

Yes ↓

Analyzed by the Compliance and Risk Officers and the CEO, and the legal counsel where necessary.

Is there a potential conflict? — No → The situation is documented in the Report of potential conflicts of interest and the incident report, with the respective Appendix.

Yes ↓

Pertinent measures are taken to mitigate the potential conflict.

Violation of any company rule that merits sanction? — No →

Yes ↓

The Chief Compliance Officer sets the sanctions, taking into consideration the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the independent Board Members.

Products:

→ Recoded in the sanction log

→ Sanction notice





Credit Rating Agency

Appendix 11

Sworn Statement
(Upstanding character)

_____ ____, _____

HR Ratings Chief Compliance Officer
Present

I, <u>(name of the undersigned)</u>, of my own free will and to accredit that I am of sufficient upstanding character to be able to participate in HR Ratings' rating processes, as per the terms of the Fourth of the General Provisions applicable to credit rating agencies, and that I will perform my duties with integrity and honesty, hereby declare on solemn oath as follows:

I.   That I am not nor have I been subject to criminal prosecution for a felony or property offense punishable by prison, and that if this were the case, that the matter in question was concluded with my acquittal.

II. That I am not nor have I been subject to administrative investigation proceedings or hearings before the Mexican Banking and Securities Commission for serious violations of Mexican or foreign financial laws, or before any other Mexican supervisory or regulatory financial authority, or that of any other country, and that if this were the case, that the matter in question was concluded by final decision or agreement expressly exonerating me.

III. That I have not been declared into civil or commercial bankruptcy, and that if this were the case, that the matter in question was closed on the causes given in Article 262 of the Bankruptcy Law, or in the case of civil bankruptcy, on having paid all creditors in full or entering into agreement with these, as provided for by local law.



Perito Traductor
Elena Cruces



Credit Rating Agency

The undersigned authorizes HR Ratings to verify, at its discretion, the statements made herein with the corresponding authorities.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Analyst's signature)

Instructions:
This form must be presented by all analysts and endorsed every 6 months.



Perito Traductor



Credit Rating Agency

Appendix 12

Report of employment and/or positions with issuers, financial entities and other companies

_____ ____, _____

HR Ratings Chief Compliance Officer

Present

In order to comply with the obligation to disclose any employment or position I hold or have held through this date, as outlined in the HR Ratings Code of Conduct, I, _____, holding the position of _____ at HR Ratings, state as follows:

☐ I do not hold or serve in any employment or position with any issuer, entity, or company.

☐ I hold the following employment(s) or position(s) in the following company/companies:

Issuer, entity or company	Employment or position (indicate your duties)	Start date	Duration of the position

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

(Employee or board member name, position and signature)

Instructions:
(i) New employees must present this form. The foregoing is without prejudice to HR Ratings employees who must request the authorization of the Agency's Compliance Officer, to conduct any of the activities mentioned in section 8 of the HR Ratings Code of Conduct, in accordance with the form contained in Appendix 13 to the Code of Conduct.
(ii) In addition, all employees and board members will complete this form every 6 months, indicating their activities or positions outside of HR Ratings.



Perito Traductor
Elena Crures B.



Credit Rating Agency

Appendix 13

Request for approval to work outside of HR Ratings

_____ _____, _____

HR Ratings Chief Compliance Officer

Present

In order to comply with the obligation outlined in section IX "Outside Activities" of the Code of Conduct of HR Ratings de México, S.A. de C.V. (HR Ratings), I hereby inform you that it is my intention to enter the employ and/or to engage in the following activity outside of HR Ratings:

Company, entity, or institution: _____

Position: _____

Activity: _____

_____

Given the above, I hereby request your approval to engage in the activity and/or take the position mentioned above.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,



_____

(Employee, shareholder, board member, management or analyst name, position and signature)

Instructions:
This form must be presented by employees that intend to take any position, or provide any service, paid or unpaid, outside of HR Ratings.



Credit Rating Agency

Appendix 14

Report of illicit or unethical conduct, situations or activities

_____ _____, _____

HR Ratings Chief Compliance Officer

Present

I hereby inform you of the following conduct, situation, or activity that is illicit, unethical, or violates the principles outlined in the company rules, accordingly, in order to comply with the terms of the HR Ratings Code of Conduct:

_____

_____

_____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

_____
(Employee, management or board member name, position and signature)

Instructions:
   (i)   This form must be presented by HR Ratings employees, management and/or board members upon learning of the illicit or unethical conduct, situation, or activity.
   (ii) This type of report may also be submitted verbally or anonymously, through the anonymous complaints section contained in the "Contact Us" section on the HR Ratings website.





**Credit
Rating
Agency**

Appendix 15

Criteria for determining the severity of faults or violations of the Agency's company rules

<u>**Types of faults or violations**</u>

- Of policies on Independence and Conflicts of Interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies, in general, contained in the Manuals

<u>**Sanction according to the severity of the fault or violation**</u>

Severity	Sanction
Minor	Verbal reprimand
Moderate	Written reprimand
Serious	Suspension
Very serious	Dismissal

Any fault or violation of the Agency's company rules merits a verbal reprimand. In addition, any serious fault or violation will have a negative impact on the performance evaluation.

<u>**Assessment of the fault or violation (severity)**</u>

The severity of the fault or violation will take into account the level of priority assigned to each of the obligations and responsibilities contained in the *"Matrix to validate the internal control system"*, so that the higher the priority, the stronger the sanction of the fault or violation.

Priority	Severity of the fault or violation
Very high	Very serious, serious or moderate
High	Serious or moderate
Medium	Moderate or minor



Traductor
Sra. Elena Cruces R.



Credit Rating Agency

The following aggravating factors will be taken into account to determine the severity of the fault or violation:

Aggravating Factor	Severity
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was a personal gain or for a third party	Very serious
The Agency's image was damaged	Serious or very serious
An impact was caused on a rating	Serious
The violation was hidden	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious

Note: The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.





HR Ratings | **Credit Rating Agency**

_____ ____, _____

I, _____, state that I have read, understood and initialed the whole of the HR Ratings "Code of Conduct" in effect and that I agree to be bound to its content. In addition, I am obliged to endorse this Code semiannually along with any updates, via the Agency's electronic system.

_____
(signature)



****

I, Ma. Elena Cruces Ramirez, Expert Translator, authorized by the Supreme Court of Justice of Mexico City, by agreement published in the Official Gazette dated October 14, 2015, Agreement No. 55-37/2015, certify that the above translation on 69 pages is true and complete to the best of my knowledge and belief.

Mexico City, Mexico, March 15, 2018.
****



Perito Traductor
Ma. Elena Cruces R.